Exhibit 99.1

NICE Desktop Automation Drives Digital Transformation and Improves
Productivity for One of Latin America's Largest BPOs

Liq chose NICE Desktop Automation to deliver significant cost savings via 9 percent AHT reduction and over 10 percent faster agent onboarding

Hoboken, N.J., September 4, 2018 – NICE (Nasdaq: NICE) today announced that its Desktop Automation solution has helped deliver significant annual savings via productivity improvements and error reductions to Liq, a leading provider of CRM and BPO solutions operating in Latin America's telecom and financial services domains. Liq has also benefitted from 10 to 15 percent faster agent onboarding, 9 percent reduction of average handling time (AHT) as well as improved agent productivity and accuracy. In honor of the improvements made, NICE recently presented Liq with a 2018 NICE inContact CX Excellence award.

"We are pleased with the results that NICE Desktop Automation has helped us achieve," said João Mendes, CIO of Liq. "Our challenge was to implement new operations and make it immediately efficient by improving attendant productivity, reducing the learning curve and avoiding failures that could happen with the use of four different systems. NICE Desktop Automation allowed us to rapidly automate new processes and resolve issues the first time they came up, thus driving operational efficiency and customer satisfaction.”

The six-week challenge
A large, newly acquired telecom client tasked Liq with establishing a new home for their outsourced Pay TV contact center operations comprising 1,400 agents, and wanted to ensure profitability within six weeks of implementation. In addition, Liq was called upon to unify data from four Customer Relationship Management (CRM) applications through a single user interface in this short timeframe. Liq was looking for an automation solution to address not just its current objectives but rather the larger challenge of adapting its contact centers to rapidly evolving technologies and digitization.

Choosing NICE Desktop Automation and Implementation
NICE Desktop Automation was selected for its ability to help Liq's telecom client improve productivity across the enterprise and facilitate the integration of systems, while also providing a solution that is fully scalable and agile. With NICE, the company also benefited from extensive global experience in automating and digitizing the entire contact center value chain, which helped Liq rethink its overall business strategy. Once selected, the NICE team worked closely with Liq and their telecom enterprise customer to assess readiness, determine the design to be adopted and the configuration path to be followed for each required improvement that was identified. NICE then led the development of the solution, performed a trial to customize its fit to the deliverables needed, transitioned and embedded the NICE Desktop Automation solution and provided training.

Exceeding Expectations
In addition to the project being completed within the challenging six-week time frame, NICE Desktop Automation enabled Liq to exceed all targets, including during the transition phase. The NICE solution also delivered improvements to Liq that are expected to extend well into the future, including in parts of the business that would otherwise not have been examined, such as building team skills and employee engagement. Liq attributed the two IT awards it won to the exceptional results delivered by NICE Desktop Automation.

Yaron Hertz, President of NICE Americas, said, “In an environment of rapid changes, such as in the customer service market, it is critical to offer value-added solutions that can be tailored to customer needs. NICE's collaboration with Liq demonstrated that teamwork and alignment with the customer's internal team brings the best results and enhances the use of the platform. We look forward to continue working with Liq.”

NICE Robotic Process Automation (RPA), to which NICE Desktop Automation is complementary, offers a comprehensive platform driven by cognitive technology and uniquely provides both unattended and employee-assisted (attended) automations. The platform was recently named a "Leader" in Everest Group's RPA Products PEAK Matrix™ 2018. NICE also recently introduced NICE Employee Virtual Attendant or NEVA, the world's first virtual attendant designed with employees in mind. NEVA implements routine and repetitive tasks for the human workforce in a customer service workflow much faster, more accurately and with complete adherence to company policies. The result is higher productivity, improved process accuracy and increased employee engagement as well as customer satisfaction. The innovative, new robotic virtual attendant by NICE is fully customizable and easy to deploy and has the most robust and advanced connectivity capabilities that integrate with any enterprise or third-party application.

About Liq

With more than 40,000 employees and 16 contact centers that manage more than 1 billion customer interactions every year, Liq is the leading customer experience company in Brazil. Focused on innovation, the company brings consumers and brands closer together by providing complete solutions including for BPO and CRM, as well as strategies for trade and Live Marketing. Liq focuses on people and relationships, and takes an all-line approach (covering retail, voice, chat, e-mail and digital channel) to creating customized, intelligent and straightforward solutions focused on the final consumer. The company applies modern technologies and services in order to transform customer service into a unique experience. Liq also stands out for promoting diversity and promotes social inclusion as one of its main pillars. For more information visit: www.liq.com.br

Media Contact:
PLANIN – Liq Public Relations Agency
Angélica Consiglio, Beatriz Imenes and team – www.planin.com
 (+55 11) 2138-8936 | liq@planin.com

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Media Contact in Brazil:
Dfreire Comunicação e Negócios
Cassia Larrubia – cassia@dfreire.com.br
Luciana Abritta – lucianaabritta@dfreire.com.br
(+55 11) 5105-7171

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Hertz, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.